SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Plures Technologies, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

72941C104
(CUSIP Number)

Russell Cleveland
RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210, LB 59
Dallas, TX 75206
214-891-8294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4/1/2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Global Entrepreneurs Fund, Inc. 75-2533518

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
441,395 (1)

8 SHARED VOTING POWER
2,154,696 (1)

9 SOLE DISPOSITIVE POWER
441,395 (2)

10 SHARED DISPOSITIVE POWER
2,154,696 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
436,395

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV
(1)
RENN Global Entrepreneurs Fund, Inc. (“RENNGlobal”), RENN Universal Growth Investment Trust PLC., (“RUSGIT”) are the owners of record of the shares and shares voting power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Z. Eric Stephens is the Vice President of RENNGlobal & serves on the board of Plures Technologies, Inc. and he disclaims any beneficial interest or ownership.  RENN Global owns 120,772 shares of common stock and Series A Preferred that converts into 320,623 shares of common stock.

(2)
RENN Global Entrepreneurs Fund, Inc. (“RENNGlobal”),  RENN Universal Growth Investment Trust PLC., (“RUSGIT”) are the owners of record of the shares and shares dispositive power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Z. Eric Stephens is the Vice President of RENNGlobal & serves on the board of Plures Technologies, Inc. and he disclaims any beneficial interest or ownership.   RENN Global owns 120,772 shares of common stock and Series A Preferred that converts into 320,623 shares of common stock.

INTRODUCTION

ITEM 1. Security and Issuer

Plures Technologies, Inc.

5297 Parkside Drive, Canandaigua, NY 14424

ITEM 2. Identity and Background

(a)	RENN Global Entrepreneurs Fund, Inc.
(b)	8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
(c)	RENN is an Investment Adviser and Z. Eric Stephens is the Vice President of RENNGlobal & serves on the board of Plures Technologies, Inc.
(d)	N/A
(e)	N/A
(f)	Texas

ITEM 3. Source and Amount of Funds or Other Consideration

5,000 shares were received for Z. Eric Stephens for service as a director on the board of Plures Technologies, Inc.  Mr. Stephens disclaims any beneficial ownership.  The cost basis of these shares is $9,500.

ITEM 4. Purpose of Transaction

5,000 shares were received for Z. Eric Stephens for service as a director on the board of Plures Technologies, Inc.  Mr. Stephens disclaims any beneficial ownership.  The cost basis of these shares is $9,500.

 ITEM 5. Interests in Securities of the Company

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

ITEM 7. Material to be Filed as Exhibits

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

4/11/2012

/s/ Z. Eric Stephens
Z. Eric Stephens
Vice President